

December 8, 2009

Mr. R. Patrick Murray, II
Vice President, Chief Financial Officer and Secretary
Calumet GP, LLC
2780 Waterfront Pkwy E. Drive, Suite 200
Indianapolis, IN 46214

      Re: **Calumet Specialty Products Partners, L.P.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 4, 2009
              Response Letter Dated November 12, 2009
              File No. 000-51734

Dear Mr. Murray:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              H. Roger Schwall
              Assistant Director